ATHLON ENERGY INC.
UNAUDITED PRO FORMA FINANCIAL STATEMENTS
INTRODUCTION

Athlon Energy Inc. ("Athlon"), a Delaware corporation incorporated on April 1, 2013, is an independent exploration and production company focused on the acquisition, development, and exploitation of unconventional oil and liquids-rich natural gas reserves in the Permian Basin. On June 2, 2014 and June 3, 2014, Athlon acquired certain oil and natural gas properties and related assets in the Midland Basin from Hibernia Holdings, LLC ("Hibernia") and Piedra Energy II, LLC ("Piedra"), respectively, for approximately $383.7 million and $291.4 million in cash, respectively (the "Acquisitions"). The accompanying unaudited pro forma financial statements give effect to the Acquisitions, including related financing transactions. The unaudited pro forma balance sheet assumes that the Acquisitions and related financing transactions occurred on March 31, 2014. The unaudited pro forma statements of operations assume that the Acquisitions and related financing transactions occurred on January 1, 2013.

The accompanying unaudited pro forma financial statements should be read together with:

- Athlon's unaudited consolidated financial statements included in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2014, filed with the SEC on May 12, 2014;
- Athlon's audited consolidated financial statements included in its Annual Report on Form 10-K for the year ended December 31, 2013, filed with the SEC on March 3, 2014;
- Hibernia Energy LLC's unaudited consolidated financial statements as of and for the quarter ended March 31, 2014, included as Exhibit 99.1 to Amendment No. 1 to Athlon's Current Report on Form 8-K/A filed with the SEC on June 16, 2014;
- Hibernia Energy LLC's audited consolidated financial statements as of and for the year ended December 31, 2013, included as Exhibit 99.3 to Amendment No. 1 to Athlon's Current Report on Form 8-K/A filed with the SEC on June 16, 2014;
- Piedra's unaudited Schedule of Direct Operating Revenues and Direct Operating Expenses of Certain Oil and Natural Gas Properties for the quarter ended March 31, 2014, included as Exhibit 99.2 to Amendment No. 1 to Athlon's Current Report on Form 8-K/A filed with the SEC on June 16, 2014; and
- Piedra's audited Schedule of Direct Operating Revenues and Direct Operating Expenses of Certain Oil and Natural Gas Properties for the year ended December 31, 2013, included as Exhibit 99.3 to Athlon's Current Report on Form 8-K filed with the SEC on April 9, 2014.

The accompanying unaudited pro forma financial statements were derived by making certain adjustments to Athlon's historical consolidated financial statements. The adjustments are based on currently available information and certain estimates and assumptions. Therefore, the actual adjustments may differ from the pro forma adjustments. However, management believes that the assumptions provide a reasonable basis for presenting the significant effects of the transactions as contemplated and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma financial statements.

The unaudited pro forma financial statements and related notes are presented for illustrative purposes only. If the Acquisitions and related financing transactions had occurred in the past, Athlon's operating results might have been materially different from those presented in the unaudited pro forma financial statements. The unaudited pro forma financial statements should not be relied upon as an indication of operating results that Athlon would have achieved if the Acquisitions and related financing transactions had taken place on the specified date. In addition, future results may vary significantly from the results reflected in the unaudited pro forma statements of operations and should not be relied on as an indication of the future results Athlon will have after the completion of the Acquisitions and related financing transactions.

ATHLON ENERGY INC.
UNAUDITED PRO FORMA BALANCE SHEET
March 31, 2014
(in thousands)

	Athlon Historical	Hibernia Energy LLC Historical	Stock Offering Pro Forma Adjustments	Notes Offering Pro Forma Adjustments	Hibernia Energy LLC Elimination	Pro Forma Adjustments	Pro Forma as Adjusted
ASSETS							
Current assets:							
Cash and cash equivalents	$ 5,514	$ 4,118	$ 570,829(a)	$ 639,114(b)	$ (4,118)(c)	$ (1,420)(d)	$ 489,431
						(49,000)(e)	
						(675,150)(f)	
						(456)(g)	
Accounts receivable	63,434	6,520	—	—	(6,520)(c)		63,434
Inventory	853	—	—	—	—	1,258(f)	2,111
Deferred taxes	739	—	—	—	—	—	739
Other	1,797	170	—	—	(170)(c)	—	1,797
Total current assets	72,337	10,808	570,829	639,114	(10,808)	(724,768)	557,512
Oil and natural gas properties and equipment, at cost - full cost method:							
Evaluated properties, including wells and related equipment	1,431,200	162,246	—	—	—	250,631(f)	1,844,077
Unevaluated properties	139,502	—	—	—	—	262,558(f)	402,060
Accumulated depletion, depreciation, and amortization	(188,798)	(6,908)	—	—	6,908(c)	—	(188,798)
	1,381,904	155,338			6,908	513,189	2,057,339
Derivatives, at fair value	1,505	—	—	—	—	—	1,505
Debt issuance costs	14,110	540	—	10,886(b)	(540)(c)	1,420(d)	26,416
Acquisition deposits	4,400	—	—	—	—	—	4,400
Other	1,364	146	—	—	(146)(c)	—	1,364
Total assets	$ 1,475,620	$ 166,832	$ 570,829	$ 650,000	$ (4,586)	$ (210,159)	$ 2,648,536
LIABILITIES AND EQUITY							
Current liabilities:							
Trade accounts payable	$ 2,180	$ 15,265	$ —	$ —	$ (15,265)(c)	$ —	$ 2,180
Accrued liabilities:							
Lease operating	6,625	—	—	—	—	—	6,625
Production, severance, and ad valorem taxes	3,825	—	—	—	—	362(f)	4,187
Development capital	83,427	—	—	—	—	—	83,427
Interest	17,049	332	—	—	(332)(c)	—	17,049
Derivatives, at fair value	14,013	1,668	—	—	(1,668)(c)	—	14,013
Revenue payable	23,400	19	—	—	(19)(c)	34(f)	23,434
Other	4,884	—	—	—	—	—	4,884
Total current liabilities	155,403	17,284	—	—	(17,284)	396	155,799
Asset retirement obligations, net of current portion	7,795	910	—	—	(910)(c)	1,147(f)	8,942
Long-term debt	549,000	71,000	—	650,000(b)	(71,000)(c)	(49,000)(e)	1,150,000
Deferred taxes	102,094	—	—	—	—	—	102,094
Other	99	768	—	—	(768)(c)	—	99
Total liabilities	814,391	89,962	—	650,000	(89,962)	(47,457)	1,416,934
Commitments and contingencies							
Equity:							
Members' equity	—	76,870	—	—	85,376(c)	(162,246)(f)	—
Preferred stock	—	—	—	—	—	—	—
Common stock	821	—	148(a)	—	—	—	969
Additional paid-in capital	597,900	—	570,681(a)	—	—	—	1,168,581
Retained earnings	51,058	—	—	—	—	(456)(g)	50,602
Total stockholders' equity	649,779	76,870	570,829	—	85,376	(162,702)	1,220,152
Noncontrolling interest	11,450	—	—	—	—	—	11,450
Total equity	661,229	76,870	570,829	—	85,376	(162,702)	1,231,602
Total liabilities and equity	$ 1,475,620	$ 166,832	$ 570,829	$ 650,000	$ (4,586)	$ (210,159)	$ 2,648,536

The accompanying notes are an integral part of these unaudited pro forma financial statements.

ATHLON ENERGY INC.
UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
For the Quarter Ended March 31, 2014
(in thousands, except per share amounts)

	Athlon Historical	Hibernia Energy LLC Historical	Piedra Historical	Stock Offering Pro Forma Adjustments	Notes Offering Pro Forma Adjustments	Pro Forma Adjustments	Pro Forma as Adjusted
Oil and natural gas revenues	$ 105,669	$ 12,536	$ 8,451	$ —	$ —	$ —	$ 126,656
Expenses:							
Production	17,488	1,367	1,010	—	—	—	19,865
Depletion, depreciation, and amortization	28,076	2,787	—	—	—	2,809(d)	33,672
General and administrative	8,965	987	—	—	—	—	9,952
Acquisitions costs	618	—	—	—	—	(361)(e)	257
Derivative fair value loss	11,180	2,189	—	—	—	—	13,369
Accretion of discount on asset retierment obligations	195	6	—	—	—	22(f)	223
Total expenses	66,522	7,336	1,010	—	—	2,470	77,338
Operating income	39,147	5,200	7,441	—	—	(2,470)	49,318
Other income (expenses):							
Interest expense	(9,178)	(492)	—	—	(10,085)(b)	(291)(g)	(20,046)
Other	3	1	—	—	—	—	4
Total other expenses	(9,175)	(491)	—	—	(10,085)	(291)	(20,042)
Income (loss) before income taxes	29,972	4,709	7,441	—	(10,085)	(2,761)	29,276
Income tax provision (benefit)	10,535	—	—	—	—	(245)(h)	10,290
Consolidated net income (loss)	19,437	4,709	7,441	—	(10,085)	(2,516)	18,986
Less: net income (loss) attributable to noncontrolling interest	662	—	—	—	—	(106)(i)	556
Net income (loss) attributable to stockholders	$ 18,775	$ 4,709	$ 7,441	$ —	$ (10,085)	$ (2,410)	$ 18,430
Net income per common share:							
Basic	$ 0.23						$ 0.19
Diluted	$ 0.23						$ 0.19
Weighted average common shares outstanding:							
Basic	82,129				14,806(a)		96,935
Diluted	82,129				14,806(a)		96,935

The accompanying notes are an integral part of these unaudited pro forma financial statements.

ATHLON ENERGY INC.
UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
For the Year Ended December 31, 2013
(in thousands, except per share amounts)

	Athlon Historical	Hibernia Energy LLC Historical	Piedra Historical	Stock Offering Pro Forma Adjustments	Notes Offering Pro Forma Adjustments	Pro Forma Adjustments	Pro Forma as Adjusted
Oil and natural gas revenues	$ 299,373	$ 17,595	$ 28,862	$ —	$ —	$ 2,006(c)	$ 347,836
Expenses:							
Production	53,046	2,564	5,640	—	—	692(c)	61,942
Depletion, depreciation, and amortization	87,171	3,417	—	—	—	8,807(d)	99,395
General and administrative	21,331	3,340	—	—	—	—	24,671
Contract termination fee	2,408	—	—	—	—	—	2,408
Acquisitions costs	421	—	—	—	—	818(e)	1,239
Derivative fair value loss	18,115	1,821	—	—	—	—	19,936
Accretion of discount on asset retierment obligations	675	19	—	—	—	89(f)	783
Total expenses	183,167	11,161	5,640	—	—	10,406	210,374
Operating income	116,206	6,434	23,222	—	—	(8,400)	137,462
Other income (expenses):							
Interest expense	(36,669)	(1,160)	—	—	(40,902)(b)	(58)(g)	(78,789)
Other	35	160	—	—	—	—	195
Total other expenses	(36,634)	(1,000)	—	—	(40,902)	(58)	(78,594)
Income (loss) before income taxes	79,572	5,434	23,222	—	(40,902)	(8,458)	58,868
Income tax provision (benefit)	19,150	—	—	—	—	(4,983)(h)	14,167
Consolidated net income (loss)	60,422	5,434	23,222	—	(40,902)	(3,475)	44,701
Less: net income (loss) attributable to noncontrolling interest	1,359	—	—	—	—	(160)(i)	1,199
Net income (loss) attributable to stockholders	$ 59,063	$ 5,434	$ 23,222	$ —	$ (40,902)	$ (3,315)	$ 43,502
Net income per common share:							
Basic	$ 0.80						$ 0.49
Diluted	$ 0.80						$ 0.49
Weighted average common shares outstanding:							
Basic	72,915				14,806(a)		87,721
Diluted	74,771				14,806(a)		87,721

The accompanying notes are an integral part of these unaudited pro forma financial statements.

ATHLON ENERGY INC.

NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS

Note 1. Basis of Presentation

Athlon's historical financial information as of and for the three months ended March 31, 2014 is derived from Athlon's consolidated financial statements included in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2014. Athlon's historical financial information for the year ended December 31, 2013 is derived from Athlon's consolidated financial statements included in its Annual Report on Form 10-K for the year ended December 31, 2013.

Hibernia Energy LLC's historical financial information as of and for the three months ended March 31, 2014 is derived from its unaudited consolidated financial statements, which were included as Exhibit 99.1 to Amendment No. 1 to Athlon's Current Report on Form 8-K/A filed with the SEC on June 16, 2014. Hibernia Energy LLC's historical financial information for the year ended December 31, 2013 is derived from its audited consolidated financial statements, which were included as Exhibit 99.3 to Amendment No. 1 to Athlon's Current Report on Form 8-K/A filed with the SEC on June 16, 2014.

Piedra's historical financial information for the three months ended March 31, 2014 is derived from its unaudited Schedule of Direct Operating Revenues and Direct Operating Expenses of Certain Oil and Natural Gas Properties, which was included as Exhibit 99.2 to Amendment No. 1 to Athlon's Current Report on Form 8-K/A filed with the SEC on June 16, 2014. Piedra's historical financial information for the year ended December 31, 2013 is derived from its audited Schedule of Direct Operating Revenues and Direct Operating Expenses of Certain Oil and Natural Gas Properties, which was included as Exhibit 99.3 to Athlon's Current Report on Form 8-K filed with the SEC on April 9, 2014. Piedra's Schedules of Direct Operating Revenues and Direct Operating Expenses of Certain Oil and Natural Gas Properties are not intended to be a complete presentation of the results of operations of the properties, as they do not include general and administrative expenses, effects of derivative transactions, interest income or expense, depreciation, depletion, and amortization, any provision for income tax expenses, and other income and expense items not directly associated with direct operating revenues from natural gas, natural gas liquids, and crude oil. As such, they are not indicative of the operating results of the Piedra assets going forward.

For purposes of the unaudited pro forma balance sheet, it is assumed that the Acquisitions and related financing transactions occurred on March 31, 2014. For purposes of the unaudited pro forma statements of operations, it is assumed that the Acquisitions and related financing transactions occurred on January 1, 2013.

Note 2. Pro Forma Adjustments and Assumptions

Athlon made the following adjustments and assumptions in the preparation of the unaudited pro forma balance sheet:

(a) Reflects gross proceeds of approximately $592.3 million from the April 2014 issuance and sale of 14,806,250 shares of common stock at an offering price of $40.00 per share, net of underwriting discounts and commissions of approximately $20.7 million, in the aggregate, and additional offering expenses of approximately $0.7 million.

(b) Reflects gross proceeds of $650 million from the May 2014 issuance of 6% senior notes due 2022 (the "2022 Notes"), net of initial purchasers' gross spread of approximately $9.8 million and additional debt issuance costs of approximately $1.1 million.

(c) Athlon acquired oil and natural gas properties from Hibernia, but did not acquire the entity Hibernia Energy LLC. Reflects the elimination of assets and liabilities not acquired or assumed from Hibernia Energy LLC.

(d) On April 11, 2014, lenders under Athlon's credit agreement completed their redetermination of the borrowing base resulting in Athlon receiving a firm commitment to increase the borrowing base from $525 million to $1.0 billion. However, as a result of the issuance of the 2022 Notes, the borrowing base was ultimately increased to $837.5 million. Reflects estimated debt issuance costs associated with this borrowing base redetermination.

(e) Reflects the use of a portion of the net proceeds from the April 2014 issuance and sale of 14,806,250 shares of common stock to eliminate outstanding borrowings under Athlon's credit agreement.

(f) To record the Acquisitions for $675.1 million in cash and to allocate the purchase price to the assets acquired and liabilities assumed. The allocation of the purchase price to the assets acquired and liabilities assumed is preliminary and, therefore, subject to change.

The allocation of the purchase price of the Acquisitions to the fair value of the assets acquired and liabilities assumed is as follows (in thousands):

	Hibernia	Piedra	Total
Evaluated properties, including wells and related equipment	$ 243,841	$ 169,036	$ 412,877
Unevaluated properties	140,167	122,391	262,558
Inventory	499	759	1,258
Total assets acquired	384,507	292,186	676,693
Accrued production, severance, and ad valorem taxes	97	265	362
Revenues payable	10	24	34
Asset retirement obligations	652	495	1,147
Total liabilities assumed	759	784	1,543
Fair value of net assets acquired	$ 383,748	$ 291,402	$ 675,150

(g) Reflects estimated incremental acquisition costs incurred in connection with the consummation of the Acquisitions. As of March 31, 2014, Athlon had incurred $0.4 million of acquisition costs and expects total acquisition costs to be approximately $0.8 million.

Athlon made the following adjustments and assumptions in the preparation of the unaudited pro forma statements of operations:

(a) Reflects the April 2014 issuance and sale of 14,806,250 shares of common stock.

(b) Reflects estimated incremental interest expense and amortization of debt issuance costs associated with the issuance of the 2022 Notes.

(c) A portion of the assets acquired by Hibernia were acquired by them during May 2013. Reflects the incremental oil and natural gas revenues and production costs associated with those assets from January 1, 2013 through the date Hibernia acquired them.

(d) Reflects incremental depletion, depreciation, and amortization of oil and natural gas properties associated with the Acquisitions. Costs associated with evaluated properties are amortized using a unit-of-production basis under the full cost method of accounting for oil and natural gas properties.

(e) Reflects estimated acquisition costs incurred in connection with the consummation of the Acquisitions. As of March 31, 2014, Athlon had incurred $0.4 million of acquisitions costs and expects total acquisitions costs to be approximately $0.8 million.

(f) Reflects incremental accretion of discount on asset retirement obligations associated with the Acquisitions.

(g) Reflects an increase in unused commitment fees and amortization of debt issuance costs related to Athlon's credit agreement, partially offset by the elimination of interest expense associated with outstanding borrowings under Athlon's credit agreement. On a pro forma basis, there would have been no outstanding borrowings under Athlon's credit agreement as of January 1, 2013.

A $1/8$% change in LIBOR would have no effect on Athlon's interest expense as there would have been no variable rate debt outstanding during the periods presented on a pro forma basis.

(h) Reflects estimated decrease in income tax provision associated with the reduction in operating income from the Acquisitions and the pro forma adjustments using Athlon's effective tax rate of 35.1% and 24.1% for the three months ended March 31, 2014 and the year ended December 31, 2013, respectively. This rate is inclusive of federal, state, and local income taxes and differs from the statutory rate as Athlon has only been subject to federal income tax as a subchapter C corporation since the date of its incorporation.

(i) Athlon is the sole managing partner of Athlon Holdings LP and owns less than 100% of the economic interest in Athlon Holdings LP, but has 100% of the voting power and controls the management of Athlon Holdings LP. Upon consummation of the April 2014 issuance and sale of 14,806,250 shares of common stock, Athlon's ownership percentage of Athlon Holdings LP increased, resulting in a decrease in the noncontrolling interest from approximately 2.2% to approximately 1.9%. Reflects estimated decrease in net income attributable to noncontrolling interest based on pro forma income before income taxes.

Note 3. Pro Forma Earnings Per Share

The following table reflects the pro forma allocation of net income to Athlon's common stockholders and earnings per share ("EPS") computations for the periods indicated:

	Three months ended March 31, 2014		Year ended December 31, 2013	
	(in thousands, except per share amounts)			
Basic EPS				
Numerator:				
Undistributed net income attributable to stockholders	$	18,430	$	43,502
Participation rights of unvested stock awards in undistributed earnings		(161)		(320)
Basic undistributed net income attributable to stockholders	$	18,269	$	43,182
Denominator:				
Basic weighted average shares outstanding		96,935		87,721
Basic EPS attributable to stockholders	$	0.19	$	0.49
Diluted EPS				
Numerator:				
Undistributed net income attributable to stockholders	$	18,430	$	43,502
Participation rights of unvested stock awards in undistributed earnings		(161)		(320)
Effect of conversion of New Holdings Units to shares of Athlon's common stock (a)		—		—
Diluted undistributed net income attributable to stockholders	$	18,269	$	43,182
Denominator:				
Basic weighted average shares outstanding		96,935		87,721
Effect of conversion of New Holdings Units to shares of Athlon's common stock (a)		—		—
Diluted weighted average shares outstanding		96,935		87,721
Diluted EPS attributable to stockholders	$	0.19	$	0.49

(a) For the three months ended March 31, 2014 and for the year ended December 31, 2013, 1,855,563 New Holdings Units were outstanding but excluded from the pro forma EPS calculations because their effect would have been antidilutive.

Note 4. Supplementary Information

There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting future rates of production and timing of development expenditures. Oil and natural gas reserve engineering is and must be recognized as a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured in any exact way, and estimates of other engineers might differ materially from those included herein. The accuracy of any reserve estimate is a function of the quality of available data and engineering, and estimates may justify revisions based on the results of drilling, testing, and production activities. Accordingly, reserve estimates are often materially different from the quantities of oil and natural gas that are ultimately recovered. Reserve estimates are integral to management's analysis of impairment of oil and natural gas properties and the calculation of depletion, depreciation, and amortization on these properties. Natural gas volumes include natural gas liquids.

Athlon's estimated pro forma net quantities of proved reserves were as follows as of December 31, 2013:

	Athlon Historical	Hibernia Historical	Piedra Historical	Total Pro Forma
Proved developed reserves:				
Oil (MBbls)	26,436	4,159	2,414	33,009
Natural gas (MMcf)	121,820	10,067	8,242	140,129
Combined (MBOE)	46,740	5,837	3,787	56,364
Proved undeveloped reserves:				
Oil (MBbls)	44,738	9,695	6,868	61,301
Natural gas (MMcf)	214,718	23,012	23,247	260,977
Combined (MBOE)	80,524	13,530	10,743	104,797
Proved reserves:				
Oil (MBbls)	71,174	13,854	9,282	94,310
Natural gas (MMcf)	336,538	33,079	31,489	401,106
Combined (MBOE)	127,264	19,367	14,530	161,161

The changes in Athlon's pro forma proved reserves were as follows for 2013:

	Athlon Historical			Hibernia Historical			Piedra Historical			Total Pro Forma		
	Oil (MBbls)	Natural Gas (MMcf)	Oil Equivalent (MBOE)	Oil (MBbls)	Natural Gas (MMcf)	Oil Equivalent (MBOE)	Oil (MBbls)	Natural Gas (MMcf)	Oil Equivalent (MBOE)	Oil (MBbls)	Natural Gas (MMcf)	Oil Equivalent (MBOE)
Balance, December 31, 2012	49,423	219,333	85,979	3,176	6,991	4,341	9,688	23,624	13,625	62,287	249,948	103,945
Purchases of minerals-in-place	495	2,059	838	8,288	18,262	11,332	—	—	—	8,783	20,321	12,170
Extensions and discoveries	23,895	102,820	41,031	2,248	4,977	3,078	—	—	—	26,143	107,797	44,109
Revisions of previous estimates	43	22,977	3,874	304	3,220	840	(139)	8,527	1,282	208	34,724	5,996
Production	(2,682)	(10,651)	(4,458)	(162)	(371)	(224)	(267)	(662)	(377)	(3,111)	(11,684)	(5,059)
Balance, December 31, 2013	71,174	336,538	127,264	13,854	33,079	19,367	9,282	31,489	14,530	94,310	401,106	161,161

The following pro forma standardized measure of the discounted net future cash flows and changes applicable to proved reserves reflect the effect of income taxes assuming the Acquisitions had been subject to federal income tax. The future net cash flows are discounted at 10% per year and assume continuation of existing economic conditions.

In management's opinion, the standardized measure of discounted future net cash flows should be examined with caution. The basis for this table is the reserve studies prepared by petroleum engineers, which contain imprecise estimates of quantities and rates of production of reserves. Revisions of previous year estimates can have a significant impact on these results. Also, exploration costs in one year may lead to significant discoveries in later years and may significantly change previous estimates of proved reserves and their valuation. Therefore, the standardized measure of discounted future net cash flows is not necessarily indicative of the fair value of Athlon's evaluated oil and natural gas properties.

The data presented should not be viewed as representing the expected cash flow from or current value of, existing proved reserves since the computations are based on a large number of estimates and arbitrary assumptions. Reserve quantities cannot be measured with precision and their estimation requires many judgmental determinations and frequent revisions. Actual future prices and costs are likely to be substantially different from the prices and costs utilized in the computation of reported amounts.

Athlon's pro forma standardized measure of discounted future net cash flows was as follows as of December 31, 2013:

	Athlon Historical	Hibernia Historical	Piedra Historical	Pro Forma Adjustments	Pro Forma as Adjusted
			(in thousands)		
Future cash inflows	$ 8,053,437	$ 1,491,194	$ 1,073,809	$ —	$ 10,618,440
Future production costs	(2,421,186)	(326,331)	(321,907)	—	(3,069,424)
Future development costs	(1,242,817)	(202,159)	(160,555)	—	(1,605,531)
Future income taxes	(1,347,259)	(10,438)	(7,517)	(310,683)	(1,675,897)
Future net cash flows	3,042,175	952,266	583,830	(310,683)	4,267,588
10% annual discount	(1,942,501)	(605,100)	(369,043)	197,568	(2,719,076)
Standardized measure of discounted estimated future net cash flows	$ 1,099,674	$ 347,166	$ 214,787	$ (113,115)	$ 1,548,512

The changes in Athlon's pro forma standardized measure of discounted estimated future net cash flows were as follows for 2013:

	Athlon Historical	Hibernia Historical	Piedra Historical	Pro Forma Adjustments	Pro Forma as Adjusted
			(in thousands)		
Net change in prices and production costs	$ 250,716	$ 40,254	$ 1,918	$ —	$ 292,888
Purchases of minerals-in-place	11,601	127,844	—	—	139,445
Extensions, discoveries, and improved recovery	448,208	60,044	—	—	508,252
Revisions of previous quantity estimates	50,202	15,232	19,199	—	84,633
Production, net of production costs	(246,327)	(15,031)	(23,223)	—	(284,581)
Previously estimated development costs incurred during the period	130,900	6,292	23,238	—	160,430
Accretion of discount	86,658	13,315	17,172	—	117,145
Change in estimated future development costs	(17,389)	31,100	554	—	14,265
Net change in income taxes	(520,162)	(2,968)	(343)	(113,115)	(636,588)
Change in timing and other	54,353	13,350	6,974	—	74,677
Net change in standardized measure	248,760	289,432	45,489	(113,115)	470,566
Standardized measure, beginning of year	850,914	57,734	169,298	—	1,077,946
Standardized measure, end of year	$ 1,099,674	$ 347,166	$ 214,787	$ (113,115)	$ 1,548,512